Exhibit 99.1

Crescent Point Announces Annual General Meeting Details

CALGARY, AB, May 5, 2022  /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) announces that its Annual General Meeting ("AGM") will be held on May 19, 2022, at the Imperial Ballroom of the Hyatt Regency Calgary (700 Centre Street S.E.) at 10:00 a.m. MT (12:00 p.m. ET).

Shareholders are encouraged to attend the meeting. For those unable to attend, a live webcast of the AGM will also be available. It will not be possible to vote, or otherwise participate in the meeting through the webcast. To access either the live webcast or a replay, please visit the conference call and webcasts page of the Company's website.

For further information about the AGM, including access to all meeting materials, please visit Crescent Point's website.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:https://www.prnewswire.com/news-releases/crescent-point-announces-annual-general-meeting-details-301540875.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/05/c2992.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:30e 05-MAY-22